Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

UPDATE ANNOUNCEMENT

Reference is made to (i) the listing document of the Company dated December 23, 2022 (the “Listing Document”) in relation to, among other things, the Camelot Merger Agreement, and (ii) the poll results announcement of the Company dated June 30, 2023 (the “Previous Update Announcement”) in relation to, among other things, certain information update. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Listing Document.

It was disclosed, among other things, (1) in the Listing Document that, in relation to the Camelot Consideration, (a) the Holdback Shares in the approximate USD equivalent amount of RMB180 million, (b) the cash portion of the second tranche of the Camelot Consideration in the approximate USD equivalent amount of RMB260.9 million, and (c) the Share portion of the second tranche of the Camelot Consideration in the approximate USD equivalent amount of RMB782.6 million would have been settled on June 30, 2023, of which the share issuance price would have been calculated based on volume-weighted average price of the Company’s ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023 (collectively, the “Camelot Aggregate Outstanding Consideration”); and (2) in the Previous Update Announcement that, the Company was currently in the process of negotiating with the then Camelot Founders and Camelot Non-Founder Shareholders (the “Payee(s)”) in relation to the potential adjustment to the settlement timing and method of the Camelot Aggregate Outstanding Consideration.

As of the date of this announcement, and pursuant to the supplementary agreements reached between the Company and some of the Payees, approximately 71.2% of the Camelot Aggregate Outstanding Consideration, are expected to be settled by way of a combination of: (i) one-off cash payments, with respect only to the cash portion of the second tranche of the Camelot Consideration, and (ii) cash installments ending on August 31, 2025, in lieu of the one-off Share payments, with respect only to the Holdback Shares and the Share portion of the second tranche of the Camelot Consideration. In view of the Company’s confidence in its high-quality and sustainable development and recognition of its intrinsic investment value, the Company believes that the adjusted settlement arrangements under the supplementary agreements, which impose no dilutive effect on current shareholding of the Company with the aggregate amount of consideration unchanged, are in the best interests of the Company and the shareholders.

The Company is still in the process of negotiating with the remaining Payees in relation to, among other things, the settlement timing and method regarding the remaining portion of the Camelot Aggregate Outstanding Consideration.

The Company will update the Shareholders and potential investors further as and when appropriate as it becomes aware of any further material progress regarding the aforesaid negotiations and will comply with the applicable rules and regulations when making such further updates.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board
and acting Chief Executive Officer

Hong Kong, August 25, 2023

As at the date of this announcement, the Board comprises Mr. Lei Jun as Chairman and non-executive Director, Mr. Zou Tao as Vice Chairman and executive Director, Mr. He Haijian as executive Director and Dr. Qiu Ruiheng as non-executive Director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.

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